Exhibit 99.3

L & L   I N T E R N A T I O N A L   H O L D I N G S ,   I N C .

1 3 0  A N D O V E R  P A R K  E A S T  S U I T E 1 0 1  S E A T T L E  W A  9 8 1 8 8

Summary of

Letter of Engagement with CCG Investor Relations, Inc

Commencement of Investor Relations

L&L International Holdings, Inc. (L&L or the “Company”) entered service agreement with CCG Investor Relations, Inc. (“CCG”) on April 22, 2008 which CCG provided a program of Investment Relation activities to the Company with the objective to assist L&L in development and implementation of an investor relations strategy.

In consideration for such services rendered by CCG, L&L was not billed for months April thru July. A an incentive for CCG, L&L agreed to issue a warrant enabling CCG purchase of 300,000 shares of the Company’s restricted common stock at $1.00 per share. Among other terms and conditions, this warrant is vested immediately with a four year term and included a cashless exercise provision.

The above statement is believed to be true and reasonable, including material facts. However, as it is a summary, some of the information believed to be not material may be omitted or not included. The original agreement is available upon request.

/s/ L&L International Holdings, Inc.